Leslie J. Weiss

(312) 704-2178

lweiss@sff-law.com

October 26, 2006

Ms. Tangela S. Richter

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rubincon Ventures Inc.
Registration Statement on Form S-1
Filed August 11, 2006
File No. 333-136586

Dear Ms. Richter:

We represent Rubincon Ventures Inc. (“Rubincon”). This letter is being submitted in response to your letter to Guy Peckham dated as of September 13, 2006 (the “Letter”). Our prior letter to you of September 21, 2006 addressed your comments in the Letter. Enclosed for your convenience is a copy of Amendment No. 1 to the Registration Statement on Form S-1 now being filed (the “Form S-1”), marked to show changes from the original registration statement filed on August 14, 2006.

Given that that there were no comments on the text of the Form S-1 in the Letter, the changes reflect updating of the financial data and a few miscellaneous changes to reflect changes in circumstances. Specifically, the larger number of shares being registered reflects the exercise of options by an officer of API Electronic Group Inc. (“API”), the company being acquired by Rubincon, prior to the expiration of such options.

Specifically, the primary changes between Amendment No. 1 and the original Form S-1 filed with the SEC on August 14, 2006 are:

(i) interim financials for API for the three months ended August 31, 2006 have been inserted;

Ms. Tangela S. Richter

October 26, 2006

(ii) the interim financials for Rubincon have been updated to include the interim financial statements for the six months ended July 31, 2006, which are the interim financial statements that were previously filed with the definitive joint proxy statement;

(iii) the pro forma financial statements have been updated to reflect the insertion of the foregoing interim financial statements; and

(iv) the management discussions for API and Rubincon have been revised to reflect the new interim financial statements.

As we previously discussed, the registration statement on Form S-1 does not need to become effective until the combination transaction between API and Rubincon described in the proxy statement is consummated. The shareholders meetings for the shareholders of Rubincon and API are scheduled for October 31, 2006 and the transaction is scheduled to close on November 8, 2006. However, the closing cannot occur on that date unless Rubincon can accelerate the effectiveness of the Form S-1 and have it declared effective by November 9, 2006, the day immediately following the closing.

With the request for the effectiveness of the Form S-1, Rubincon proposes to file a second amendment to the Form S-1 which will: (i) update stock price information to current prices, (ii) add the date of the closing, and (iii) contain as exhibits the necessary legal opinion and the amendment to the certificate of incorporation of Rubincon with the changes required by the business combination with API, which will be filed with the State of Delaware at the closing.

Any assistance from the Commission to expedite the review of this Form S-1 so that we can keep to this timetable would be greatly appreciated.

Ms. Tangela S. Richter

October 26, 2006

If you have any questions or comments on the above or the attached, please call or email or after November 2, 2006, my partner Etahn M. Cohen at 312-704-2196 or ecohen@sff-law.com.

Very truly yours,

SUGAR, FRIEDBERG & FELSENTHAL LLP

Leslie J. Weiss

LJW:cc

cc:	Jason Wynn, Securities and Exchange Commission
Guy Peckham, Rubincon Ventures Inc.